                                                                     Exhibit 30

SUPREME COURT OF THE STATE OF NEW YORK             Index No. 97/112854
COUNTY OF NEW YORK                                 Date purchased July 16, 1997
_______________________________________________
CARMINE S. CASELLA, on behalf of himself and       Plaintiff(s) designate(s)
all others similarly situated,                     New York County as the place
                                                   of trial.

                                                   The basis of the venue is
                                   Plaintiff(s)    that plaintiff and defendant
                                                   reside in New York
                  against
                                                               SUMMONS
NEW YORK STATE ELECTRIC & GAS CORP., WESLEY W.
VON SCHACK, A.E. KINTIGH, J.A. CARRIGG, B.E.       Plaintiff(s) reside(s) at
LYNCH, ALISON P. CASARETT, A.G. MARSHALL, E.A.     139 Russell Street
CASARETT, A.G. MARSHALL, E.A. GILMOUR, J.J.        Brooklyn, New York 1122_
CASTIGLIA, LOIS B. DEFLEUR, J.M. KEELER and        County of Kings
P.L. GIOIA,

                                   Defendant(s)
_______________________________________________

To the above named Defendant(s)

         YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s)
within       days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated, July 16, 1997              ABBEY, GARDY & SQUITIERI, LLP
                                  Attorney(s) for Plaintiff
Defendant's address:              Office and Post Office Address
(See Attached)                    212 East 39th Street
                                  New York, New York  10016

                                ATTACHMENT TO SUMMONS
                                ---------------------

NEW YORK STATE ELECTRIC & GAS CORP.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

WESLEY W. VON SCHACK
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

A.E. KINTIGH
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

J.A. CARRIGG
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

B.E. LYNCH
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

ALISON P. CASARETT
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

A.G. MARSHALL
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

E.A. GILMOUR
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

J.J. CASTIGLIA
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

LOIS B. DEFLEUR
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

J.M. KEELER
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

P.L. GIOIA
c/o New York State Electric & Gas Corp.
4500 Vestal Parkway East
Binghamton, New York  13902-3607

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

- - - - - - - - - - - - - - - - - - - - -
CARMINE S. CASELLA, on behalf of        :      Index No. 97112854
himself and all others similarly        :
situated,                               :
                                        :
                          Plaintiff,    :      CLASS ACTION
                                        :      COMPLAINT
                                        :      ------------
                                        :
           -against-                    :
                                        :
NEW YORK STATE ELECTRIC & GAS CORP.,    :
WESLEY W. VON SCHACK, A.E. KINTIGH,     :
J.A. CARRIGG, B.E. LYNCH, ALISON P.     :
CASARETT, A.G. MARSHALL, E.A.           :
GILMOUR, J.J. CASTIGLIA, LOIS B.        :
DEFLEUR, J.M. KEELER and P.L. GIOIA,    :
                                        :
                          Defendants.   :
- - - - - - - - - - - - - - - - - - - - -

         Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon knowledge, as follows:

                                  THE PARTIES
                                  -----------


         1. Plaintiff is the owner of shares of common stock of defendant New York State Electric & Gas Corp. ("Electric & Gas" or the "Company") and has been the owner continuously of such shares since prior to the wrongs complained of herein.

         2. Defendant Electric & Gas is a corporation duly existing and organized under the laws of the State of New York, with its principal offices located at 4500 Vestal Parkway East, Binghamton, New York 13902-3607. The Company provides electric and gas services to customers in central, eastern and western parts of New York. The area is composed of light industry, high technology businesses, agriculture, recreation facilties and colleges.

         3. Defendant Wesley W. Von Schack ("Schack") is and was, at all times relevant hereto, President and Chief Executive Officer, and Chairman of the Board of Directors of Electric & Gas.

         4. Defendants A.E. Kintigh, J.A. Carrigg, B.E. Lynch, Alison P. Casarett, A.G. Marshall, E.A. Gilmour, J.J. Castiglia, Lois B. Defleur, J.M. Keeler and P.L. Gioia are and were, at all times relevant hereto, directors of the Company.

         5. The defendants referred to in paragraphs 3 and 4 are collectively referred to herein as the "Director Defendants."

         6. By reason of the above Director Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Electric & Gas, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                               CLASS ACTION ALLEGATIONS
                               ------------------------

         7. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action pursuant to CPLR Section
 901 ET SEQ. on behalf of all common stockholders of Electric & Gas (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being deprived of the opportunity to maximize the value of their Electric & Gas shares by the wrongful acts of the defendants as described herein.

         8. This action is properly maintainable as a class action for the following reasons:

              a. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of March 31, 1997, there were approximately 69 million common shares of Electric & Gas outstanding, owned by thousands of stockholders of record. Members of the Class are scattered throughout the United States.

              b. There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached or aided and abetted a breach of the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein and whether plaintiff and the other class members would be irreparably damaged if the defendants are not enjoined in the manner described below.

              c. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

              d. Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

              e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

              f. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                                 FACTUAL ALLEGATIONS
                                 -------------------

         9. On July 15, 1997, CalEnergy Company, Inc. ("CalEnergy") announced that its wholly owned subsidiary CE Electric, Inc. intends to commence a cash tender offer to acquire a 9.9% stake in Electric & Gas (or 6,540,670 shares of the common stock of Electric & Gas) at a price of $24.50 per share or $159 million. The maximum percentage of shares that CalEnergy can acquire without certain federal and state regulatory approval is 9.9%. The tender offer is not subject to any financing. CalEnergy manages and owns interests in over 5000 power generation facilities in operation, construction and development worldwide, and also supplies and distributes electricity to
1.5 million customers.

         10. The tender offer, CalEnergy announced, is its first step toward the intended acquisition of 100% of Electric & Gas' outstanding common stock. CalEnergy informed Electric & Gas that it would much prefer to commence negotiations to enter into a consensual merger.

         11. CalEnergy also announced that it was willing to pay $27.50 per share in cash for Electric & Gas' outstanding common stock if a friendly consensual merger could be negotiated. In reaction to CalEnergy's tender offer, shares of Electric & Gas jumped $3.1875 or approximately 15% to close at $24.5625 on July 15, 1997.

         12. In response to CalEnergy's offer, Electric & Gas informed CalEnergy that pursuing discussions concerning a possible combination was not a priority and that its board of directors would meet in due course. Electric & Gas advised its shareholders to take no action in connection with CalEnergy's tender offer.

         13. In refusing to actively consider CalEnergy's offer, the Company is failing to recognize the economic realities facing it. Electric & Gas' financial results have remained essentially flat or worsened in recent years. For example, it's 1996 net income decreased to $178,241,000 from 1995 net income of $196,690,000 and 1994 net income of $187,645,000. Similarly, earnings per share of $2.37 in 1994 increased to $2.49 per share in 1995 an dropped back down to $2.37 per share in 1996. Dividends per share of $2.18 in 1994 dropped to $1.40 per share in 1995 and remained flat at $1.40 per share in 1996. First quarter 1997 net income decreased to $81.9 million from first quarter 1996 net income of $98.6 million. The Company's earnings per share for the same periods dropped from $1.35 to $1.15 per share.

         14. A cash price of $27.50 represents a premium of 31.74% above the $20 7/8 closing price for Electric & Gas on June

30, 1997, the day immediately preceding the day on which CalEnergy commenced open market purchases of Electric & Gas common stock.

         15. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

         - undertake an appropriate evaluation of Electric & Gas' worth as a merger/ac-quisition candidate;

         - take all appropriate steps to enhance Electric & Gas' value and attractiveness as a merger/acquisition candidate;

         - take all appropriate steps so effectively expose Electric & Gas to the marketplace in an effort to create an active auction for Electric & Gas, including but not limited to engaging in serious negotiations with CalEnergy or its representatives;

         - act independently so that the interests of Electric & Gas' public stockholders will be protected; and

         - adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Electric & Gas' public stockholders.

         16. As a result of defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

         17. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, by maintaining themselves in office (as Electric
& Gas' top management and directors and who may be unable to retain those positions in the event of a merger) and/or failing to take the steps set forth herein above, excluding the Class from its fair proportionate share of Electric & Gas' valuable assets and businesses, all to the irreparable harm of the Class.

         18. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         (1)  declaring this to be a proper class action;

         (2) enjoining, preliminarily and permanently, the proposed merger under the terms presently proposed, and requiring defendants to make full and fair disclosure of all material facts to the class before the completion of any such merger;

         (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, including, but not limited to rescissory damages;

         (4) directing that defendants pay to plaintiff and the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

         (5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and expert; and

         (6) granting such other further relief as may be just and proper in the premises.

Dated:   New York, New York
         July 16, 1997


                                       Yours, etc.

                                       ABBEY, GARDY & SQUITIERI, LLP
                                       212 East 39th Street
                                       New York, New York  10016
                                       Telephone:  (212) 889-3700

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

======================================

CARMINE S. CASELLA, on behalf of
himself and all others similarly
situated,

                        Plaintiff,

         -against-

NEW YORK STATE ELECTRIC & GAS CORP.,
WESLEY W. VON SCHACK, A.E. KINTIGH,
J.A. CARRIGG, B.E. LYNCH, ALISON P.
CASARETT, J.J. CASTIGLIA, LOIS B.
DEFLEUR, J.M. KELLER and P.L. GIOIA,

                        Defendants.



======================================


         CLASS ACTION COMPLAINT


======================================

ABBEY, GARDY & SQUITIERI, LLP

Attorney(s) for Plaintiff

212 East 30th Street
New York, N.Y.  10016
(212) 889-3700